VIA EDGAR (FILED AS CORRESPONDENCE)

March 9, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Applied Materials, Inc.
Proxy Statement for 2007 Annual Meeting of Stockholders

Ladies and Gentlemen:

Reference is made to the definitive proxy statement on Schedule 14A filed by Applied Materials, Inc. (the “Company”) with the Securities and Exchange Commission on February 14, 2007 in connection with the Company’s 2007 Annual Meeting of Stockholders (the “Annual Meeting”) to be held on March 14, 2007. At the Annual Meeting, the Company is seeking, among other things, stockholder approval of an amendment to the Company’s Employees’ Stock Purchase Plan to increase the number of shares of common stock (the “Shares”) reserved for issuance thereunder. Pursuant to Instruction 5 to Item 10 of Schedule 14A, we supplementally inform you that, subject to stockholder approval of the Amended and Restated Employees’ Stock Purchase Plan, the Company intends to register the Shares on a Form S-8 around the end of May 2007.

Please feel free to contact the undersigned at (408) 563-2153 if you have any questions in this regard.

Sincerely,

APPLIED MATERIALS, INC.

/s/ Charmaine F. Mesina
Charmaine F. Mesina
Assistant Corporate Secretary